SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

LATTICE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

518415104

(CUSIP Number of Common Stock Underlying the Class of Securities)

Byron Milstead

Corporate Vice President and General Counsel

Lattice Semiconductor Corporation

5555 N.E. Moore Court

Hillsboro, Oregon 97124-6421

(503) 268-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John A. Fore, Esq.

Michael S. Russell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,063,814.68	$238.31

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,875,084 shares of common stock of Lattice Semiconductor Corporation having an aggregate value of $6,063,814.68 as of December 15, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$238.31
Form or Registration No.:	Schedule TO
Filing party:	Lattice Semiconductor Corporation
Date filed:	December 22, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Lattice Semiconductor Corporation, a Delaware corporation (“Lattice” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 7,875,084 shares of the Company’s common stock, whether vested or unvested, that were granted with an exercise price per share equal to or greater than $3.91, except as otherwise described in the Offer to Exchange (defined below) (the “Eligible Options”). These Eligible Options may be exchanged for either new options or restricted stock units upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units dated December 22, 2008, as amended on January 5, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the cover letter to eligible employees from Byron Milstead, the Company’s Corporate Vice President and General Counsel, dated December 22, 2008, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries based in the United States as of the date of this Exchange Offer who remain employees of the Company or its subsidiaries through the date exchanged Eligible Options are cancelled. Notwithstanding the foregoing, the Company’s executive officers, members of the Company’s board of directors, and employees of the Company’s based outside of the United States are not eligible employees.

The information in the Offer Documents, including all schedules and annexes to the Offer Documents, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Items 1 and 4.

This Amendment is being filed to reflect certain changes to the Offer to Exchange resulting from a recalculation of the average closing price of the Company’s common stock over the thirty (30) calendar day period ending on December 15, 2008. The average closing price was used to calculate the exchange ratios applicable to the Eligible Options and related data, in each case included in certain illustrative examples in the Offer to Exchange. In particular:

•

the illustrative examples setting forth the exchange ratios applicable to Eligible Options set forth on pages 4 and 6 of the Offer to Exchange under the caption titled “Summary Term Sheet and Questions and Answers” and on pages 34 and 36 of the Offer to Exchange under the caption titled “The Offer – 2. Number of options; expiration date”, have been modified to reflect the new exchange ratios resulting from the recalculated average closing price;

•

the illustrative examples setting forth the vesting schedules applicable to newly granted stock options and restricted stock units on pages 9 and 10 of the Offer to Exchange under the caption titled “Summary Term Sheet and Questions and Answers” and on pages 47 and 48 of the Offer to Exchange under the caption titled “The Offer – 9. Source and amount of consideration; terms of new options and restricted stock units”, have been modified to reflect changes in the number of shares resulting from the modified exchange ratios and the resulting impact on the vesting schedules; and

•

the approximate total number of shares subject to new stock options and restricted stock units that would be granted if all Eligible Options were tendered in the offer, and the percentage of the Company’s total outstanding shares of common stock that those shares represent, as set forth on page 45 of the Offer to Exchange under the caption titled “The Offer – 9. Source and amount of consideration; terms of new options and restricted stock units”, have been amended to reflect changes in the number of shares and percentages resulting from the modified exchange ratios, and additional disclosure has been added to clarify that the total number of shares subject to new stock options and restricted units, and the percentage of the total outstanding shares of the Company’s common stock that those shares represent, will not be known until the final exchange ratios are determined on the expiration date of the offer.

Additionally, the following sentence has been added on pages 4 and 5 of the Offer to Exchange under the caption titled “Summary Term Sheet and Questions and Answers” and on pages 33 and 35 of the Offer to Exchange under the caption titled “The Offer – 2. Number of options; expiration date”:

“We will also provide you with a spreadsheet that will allow you to calculate the number of new options or restricted stock units that you would receive in exchange for your eligible options based on the final exchange ratios.”

In addition, the first sentence of the second paragraph under the caption titled “Risks of Participating in the Offer” on page 18 in the Offer to Exchange has been deleted in its entirety and replaced with the following:

“In addition, this offer and our SEC reports referred to above include forward-looking statements, including statements regarding overall semiconductor market conditions, market acceptance and demand for our new products, our dependencies on our silicon wafer supplies, the impact of competitive products and pricing, technological and product development risk and the transition to a new management team and the other risks that are otherwise described from time to time in our filings with the SEC.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units, dated December 22, 2008, as amended on January 5, 2009.

(a)(1)(N)	Form of Summary of Eligible Options provided to eligible employees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment #1 to the Schedule TO is true, complete and correct.

LATTICE SEMICONDUCTOR CORPORATION

/s/ Byron Milstead
Byron Milstead
Corporate Vice President and General Counsel

Date: January 5, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units, dated December 22, 2008, as amended on January 5, 2009.

(a)(1)(B)*	Cover Letter to all eligible employees from Byron Milstead, Corporate Vice President and General Counsel, dated December 22, 2008.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-Mail of receipt of election or withdrawal form.

(a)(1)(F)*	Forms of Reminder E-Mails.

(a)(1)(G)*	Registrant’s 1996 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit (d)(1) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(H)*	Form of Stock Option Agreement in connection with the Registrant’s 1996 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit (d)(2) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(I)*	Form of restricted stock unit agreement in connection with the Registrant’s 1996 Stock Incentive Plan, as amended.

(a)(1)(J)*	Registrant’s 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit (d)(3) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(K)*	Form of Stock Option Agreement in connection with the Registrant’s 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit (d)(4) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(L)*	Form of restricted stock unit agreement in connection with the Registrant’s 2001 Stock Plan, as amended.

(a)(1)(M)*	Form of Amendment to Stock Option Agreements in connection with the Registrant’s 1996 Stock Incentive Plan, as amended, and the Registrant’s 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on December 12, 2005, File No. 000-18032).

(a)(1)(N)	Form of Summary of Eligible Options provided to eligible employees.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed